FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July 2009

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



July 31, 2009

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

                                                                   July 31, 2009

                                            Company:         RICOH COMPANY, LTD.
                                            Representative:  Shiro Kondo
                                                             President and CEO
                                            Contact:         Masakuni Kutsuwada
                                                             General Manager of
                                                             PR Department
                                                             +81-3-6278-5228

          NOTICE CONCERNING REVISION OF CONSOLIDATED FINANCIAL FORECAST

     Ricoh Company, Ltd. ("Ricoh") revised its consolidated financial forecast for the six months ending September 30, 2009 and the year ending March 31, 2010 based on its recent business performance.

1. Revision of the consolidated financial forecast for the six months ending September 30, 2009

                                                               (Millions of yen)

                                                                         Net income
                                                                       attributable to
                                             Operating  Income before  Ricoh Company,
                                  Net sales   income     income taxes       Ltd.
                                  ---------  ---------  -------------  ---------------
Previous forecast (A)
  (Announced on April 24, 2009)   1,060,000    15,000       10,000          3,500
New forecast (B)                  1,005,000    11,000        6,000          1,000
Change (B - A)                      -55,000    -4,000       -4,000         -2,500
Percentage change                     -5.2%    -26.7%       -40.0%         -71.4%
(Reference)
Actual for the six months ended
  September 30, 2008              1,065,927    65,076       58,875         34,345

2. Revision of the consolidated financial forecast for the year ending March 31, 2010

                                                               (Millions of yen)

                                                                         Net income
                                                                       attributable to
                                             Operating  Income before  Ricoh Company,
                                  Net sales   income     income taxes       Ltd.
                                  ---------  ---------  -------------  ---------------
Previous forecast (A)
  (Announced on April 24, 2009)   2,160,000    65,000       55,000          30,000
New forecast (B)                  2,065,000    40,000       30,000          10,000
Change (B - A)                      -95,000   -25,000      -25,000         -20,000
Percentage change                     -4.4%    -38.5%       -45.5%          -66.7%
(Reference)
Actual for the year ended
  March 31, 2009                  2,091,696    74,536       30,939           6,530

3.   Basis for the revision

     Ricoh assumes the consolidated net sales to be lower than the previously announced in April 2009, due mainly to a delay of the rebound in customer demand in both domestic and overseas market than originally forecasted. With regard to the operating income, income before income taxes and net income attributable to Ricoh Company, Ltd., Ricoh also expects them to be lower than those previously announced respectively, as a result of the decrease in the gross profit stemming from the decrease in net sales, that offsets the profit generated from Ricoh's group-wide cost reduction efforts.

* Ricoh bases the forecast estimates above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.